SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                              _______________

                                SCHEDULE 13G
                               (RULE 13D-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B),
       (C) AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(B)
                             (AMENDMENT NO. 1)


                            GLOBAL CROSSING LTD.
                              (NAME OF ISSUER)


                                COMMON STOCK
                       (TITLE OF CLASS OF SECURITIES)


                                G3291A-10 0
                               (CUSIP NUMBER)


                             DECEMBER 31, 1999
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


 Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

      ( )  Rule 13d-1(b)

      ( )  Rule 13d-1(c)

      (X)  Rule 13d-1(d)



 CUSIP No.   G3291A-10 0        SCHEDULE 13G     Page  2  of    5    Pages


 1     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
       David L. Lee

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a) ( )
                                                   (b) ( )

 3     SEC USE ONLY

 4     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

           NUMBER OF                   5    SOLE VOTING POWER
           SHARES                           17,508,944
        BENEFICIALLY
          OWNED BY                     6    SHARED VOTING POWER
            EACH                            4,138,542
        REPORTING
         PERSON                        7    SOLE DISPOSITIVE POWER
          WITH                              17,508,944

                                       8    SHARED DISPOSITIVE POWER
                                            4,138,542

 9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,647,486 (includes warrants and options that had vested at December 31, 1999)

 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                             ( )

 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       2.8%

 12    TYPE OF REPORTING PERSON*
       IN



           This Amendment No. 1 (the "Amendment") amends and restates the Statement on Schedule 13G, dated February 12, 1999 (the "Schedule 13G"), relating to shares of the common stock, $.01 par value per share (the "Common Stock"), of Global Crossing Ltd. (the "Company"). Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby files this Amendment (the "Reporting Person").

           Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13G.

 ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

             Item 2(b) is hereby amended and supplemented as follows:

 The address of principal business or office of the Reporting Person is:

              Global Crossing Ltd.
              360 N. Crescent Drive
              Beverly Hills, California 90210

 ITEM 4.  OWNERSHIP.  Item 4 is hereby amended and supplemented as follows:

 (a) David L. Lee beneficially owns 21,647,486 shares of Common Stock as follows: 4,669,964 held directly by David L. Lee; 1,825,002 shares of Common Stock issuable upon exercise of warrants held directly by David
      L. Lee; 600,000 shares of Common Stock issuable upon the exercise of options which have vested as of December 31, 1999 held directly by David L. Lee; 3,988,242 shares of Common Stock held directly by the David and Ellen Lee Family Trust (the "Trust") (David L. Lee is a co-trustee of the Trust); 150,300 shares of Common Stock issuable upon exercise of warrants held directly by the Trust; 9,900,822 shares of Common Stock held directly by San Pasqual Corp., a Delaware corporation ("San Pasqual Corp.") (David L. Lee is the President of San Pasqual Corp. and owns 98.5% of the issued and outstanding shares of voting stock of San Pasqual Corp.); and 513,156 shares of Common Stock issuable upon exercise of warrants held directly by San Pasqual Corp.

 (b) The 21,647,486 shares of Common Stock (including all warrants and options that had vested at December 31, 1999) beneficially owned by David L. Lee represent 2.8% of the outstanding shares of the Common Stock.

      Percentage ownership of the Common Stock is based on the number of outstanding shares of Common Stock (excluding treasury shares) as reported in the Company's Form 10-Q for the quarter ended September 30, 1999.

 (c) David L. Lee has (i) sole voting power with respect to 4,669,964 shares of Common Stock held directly by David L. Lee 1,825,002 shares of Common Stock issuable upon exercise of warrants held directly by David L. Lee, 600,000 shares of Common Stock issuable upon the exercise of options which have vested as of December 31, 1999 held directly by David L. Lee, 9,900,822 shares of Common Stock held directly by San Pasqual Corp., and 513,156 shares of Common Stock issuable upon exercise of warrants held directly by San Pasqual Corp.;
      (ii) shared voting power with respect to 3,988,242 shares of Common Stock held directly by the Trust, and 150,300 shares of Common Stock issuable upon exercise of warrants held directly by the Trust; (iii) sole dispositive power with respect to 4,669,964 shares of Common Stock held directly by David L. Lee 1,825,002 shares of Common Stock issuable upon exercise of warrants held directly by David L. Lee, 600,000 shares of Common Stock issuable upon the exercise of options which have vested as of December 31, 1999 held directly by David L. Lee, 9,900,822 shares of Common Stock held directly by San Pasqual Corp., and 513,156 shares of Common Stock issuable upon exercise of warrants held directly by San Pasqual Corp.; and (iv) shared dispositive power with respect to 3,988,242 shares of Common Stock held directly by the Trust, and 150,300 shares of Common Stock issuable upon exercise of warrants held directly by the Trust.

 ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Item 6 is hereby amended and supplemented as follows:

 If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 February 14, 2000



                               By: /s/ David L. Lee
                                   ---------------------
                                   David L. Lee